UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________________________________

Performance Shipping Inc.

(Name of Subject Company (Issuer))

_______________________________________

Sphinx Investment Corp.

(Offeror)

Maryport Navigation Corp.

(Parent of Offeror)

George Economou

(Affiliate of Offeror)

(Names of Filing Persons)

_______________________________________

Common shares, $0.01 par value

(including the associated Preferred stock purchase rights)
(Title of Class of Securities)

Y67305105
(CUSIP Number of Class of Securities)

_______________________________________

Kleanthis Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+35 722 010610

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_______________________________________

With a copy to:

Richard M. Brand

Kiran S. Kadekar
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

_______________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 4 to the Schedule 13D filed by Sphinx Investment Corp. (the “Offeror”), Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, 2023 and September 15, 2023) in respect of the Common Shares of the Company.

CUSIP No. Y67305105

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,734,683 Common Shares stated by the Issuer as being outstanding as at September 29, 2023 in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on September 29, 2023 (the “September 29 2023 6-K”).

CUSIP No. Y67305105

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,734,683 Common Shares stated by the Issuer as being outstanding as at September 29, 2023 in its September 29 2023 6-K.

CUSIP No. Y67305105

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,734,683 Common Shares stated by the Issuer as being outstanding as at September 29, 2023 in its September 29 2023 6-K.

SCHEDULE TO

This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule TO”) is filed by Sphinx Investment Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Offeror”), Maryport Navigation Corp., a corporation organized under the laws of the Republic of Liberia that is the direct parent of the Offeror (“Maryport”), and Mr. George Economou, who directly owns Maryport and controls each of the Offeror and Maryport. This Schedule TO relates to the tender offer by the Offeror to purchase all of the issued and outstanding common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated as of December 20, 2021, between the Company and Computershare Inc. as Rights Agent (as it may be amended from time to time)), for $3.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (a) the Offer to Purchase, dated October 11, 2023, a copy of which is attached as Exhibit (a)(1)(A) (the “Offer to Purchase”), (b) the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) (the “Letter of Transmittal”), and (c) the related Notice of Guaranteed Delivery, a copy of which is attached as Exhibit (a)(1)(C) (the “Notice of Guaranteed Delivery”) (which three documents, including any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 4 to the Schedule 13D filed by the Offeror, Maryport and Mr. Economou on August 25, 2023 (and amended on August 31, 2023, September 4, 2023 and September 15, 2023) in respect of the Common Shares.

All the information set forth in the Offer to Purchase, including Schedule I and Schedule II thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)       The name of the subject company is Performance Shipping Inc. The address of its principal executive offices is 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. Its telephone number is + 30-216-600-2400.

(b)       The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

(c)       The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by the Offeror, Maryport and George Economou. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”; Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Offeror”; and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the section of the Offer to Purchase entitled “Introduction”; Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Offeror”; Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts and Negotiations with the Company”; Section 11 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company”; and Section 12 of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the section of the Offer to Purchase entitled “Introduction”; Section 11 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company”; and Section 12 of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in the Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Offeror” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts and Negotiations with the Company”; Section 11 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company”; Section 12 of the Offer to Purchase entitled “Certain Effects of the Offer” and Section 16 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements of the Offeror, Maryport and George Economou are not material because (a) the consideration offered consists solely of cash; (b) the Offer is not subject to any financing condition; and (c) the Offer is for all outstanding securities of the subject class.

Item 11.	Additional Information.

(a)(1) The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Offeror”; Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts and Negotiations with the Company”; and Section 12 of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 14 of the Offer to Purchase entitled “Conditions of the Offer”, Section 15 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals; Appraisal Rights”, and Section 18 of the Offer to Purchase entitled “Legal Proceedings” is incorporated herein by reference.

(a)(4) The information set forth in Section 12 of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in Section 15 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” and Section 18 of the Offer to Purchase entitled “Legal Proceedings” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Purchase (filed herewith)
(a)(1)(B)	Form of Letter of Transmittal (filed herewith)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed herewith)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on October 11, 2023 (filed herewith)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table (filed herewith)

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2023

SPHINX INVESTMENT CORP.

By: Levante Services Limited

By: /s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

MARYPORT NAVIGATION CORP.

By: Levante Services Limited

By: /s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

George Economou

/s/ George Economou
George Economou

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase (filed herewith)
(a)(1)(B)	Form of Letter of Transmittal (filed herewith)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed herewith)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on October 11, 2023 (filed herewith)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table (filed herewith)